NO ACT

PE
7-6-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013154

August 19, 2010

Daniel J. Ross
Associate General Counsel
Coach, Inc.
516 West 34th Street
New York, NY 10001

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 8-19-10

Re: Coach, Inc.
Incoming letter dated July 6, 2010

Dear Mr. Ross:

This is in response to your letters dated July 6, 2010 and July 12, 2010 concerning the shareholder proposal submitted to Coach by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated July 8, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

August 19, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Coach, Inc.
Incoming letter dated July 6, 2010

The proposal encourages the board to enact a policy that will ensure that no fur products are acquired or sold by Coach.

We are unable to concur in your view that Coach may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Coach may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Coach may exclude the proposal under rule 14a-8(i)(5). Based on the information presented, we are unable to conclude that the proposal is not "otherwise significantly related" to Coach's business. Accordingly, we do not believe that Coach may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that Coach may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that although the proposal relates to the acquisition and sale of fur products, it focuses on the significant policy issue of the humane treatment of animals, and it does not seek to micromanage the company to such a degree that we believe exclusion of the proposal would be appropriate. Accordingly, we do not believe that Coach may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

COACH

July 6, 2010

Office of the Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Coach, Inc. – Notice of Intent to Omit from Proxy Materials the Stockholder Proposal of People for the Ethical Treatment of Animals

Ladies and Gentlemen:

Coach, Inc., a Maryland corporation ("Coach" or the "Company") files this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Coach's intention to exclude a shareholder proposal and statements in support thereof (the "Proposal") from Coach's proxy materials for its 2010 Annual Meeting of Stockholders (the "2010 Proxy Materials"). The Proposal was submitted to Coach by People for the Ethical Treatment of Animals (the "Proponent"). Coach asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Coach excludes the Proposal from its 2010 Proxy Materials for the reasons described below. A copy of the Proposal is attached hereto as **Exhibit A**.

Coach intends to submit its 2010 Proxy Materials with the Commission on or about September 24, 2010. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Commission. We would appreciate the Staff's prompt advice with respect to this matter.

In accordance with Rule 14a-8(j), a copy of this letter is being mailed on this date to the Proponent, informing it of Coach's intention to omit the Proposal from the 2010 Proxy Materials. Pursuant to Staff Legal Bulletin No. 140 (CF) "Shareholder Proposals" (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to *shareholderproposals@sec.gov*.

I. The Proposal

The Resolution included in the Proposal strongly encourages the Board of Directors "to enact a policy that will ensure that no fur products are acquired or sold by [Coach]."

COACH [illegible] WEST 34TH STREET NEW YORK, NY 10001 TELEPHONE [illegible] 594 [illegible] FAX 212 594 [illegible] WWW.COACH.COM

II. Background

Coach, with headquarters in New York, is a leading American marketer of fine accessories and gifts for women and men, including handbags, women's and men's small leathergoods, business cases, weekend and travel accessories, footwear, watches, outerwear, scarves, sunwear, fragrance, jewelry and related accessories. In response to its customers' demands for both fashion and function, Coach offers updated styles and multiple product categories which address an increasing share of its customers' accessory wardrobe.

Coach's products use a broad range of high quality leathers, fabrics and materials, and an integral part of its business is selecting and retaining various suppliers and selecting the type of products, including the materials to be used in such products, to convey the distinctive perspective and lifestyle associated with the Company's brand. Each product's design, including the materials used in creating each product, contributes to the appeal of a product and impacts the image associated with all the Company's products.

The use of fur in products designed and sold by Coach is extremely limited. Fur is incorporated into less than 1 percent of all Coach's products, and the products that do contain fur account for far less than 1 percent of the Company's gross sales, total assets, and net earnings.

III. Grounds for Exclusion

The Company believes that the Proposal is excludable from the 2010 Proxy Materials because:

- it involves the ordinary business operations of the Company as contemplated by Rule 14a-8(i)(7) under the Exchange Act;

- it relates to operations which account for less than 5% of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business as contemplated by Rule 14a-8(i)(5) under the Exchange Act; and

- it contains materially false or misleading statements as contemplated by Rule 14a-8(i)(3) under the Exchange Act.

A. The Proposal may be excluded from the 2010 Proxy Materials because it involves the ordinary business operations of the Company as contemplated by Rule 14a-8(i)(7), specifically its decisions regarding product design and selection of materials.

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if "the proposal deals with a matter relating to the company's ordinary business operations." The decision regarding whether or not to sell a product has traditionally been found to be a matter of a company's ordinary business operations and thus excludable from a company's proxy materials. *See Wal-Mart Stores, Inc.* (avail. March 30, 2010). The use of fur or other materials is an aesthetic choice that is the essence of the business of a design and fashion house such as Coach; luxury companies must be able to make free and independent judgments of how best to meet the desires and preferences of their customers.

The Staff has consistently permitted the exclusion of proposals whose subject matter relates to the products sold by a retailer pursuant to Rule 14a-8(i)(7). See, *e.g.*, *Wal-Mart Stores, Inc.* (March 26, 2010) (proposal requiring all products and services offered for sale in U.S. Wal-Mart stores be manufactured or produced in America); *Marriott International, Inc.* (February 13,2004) (proposal prohibiting the sale of sexually explicit material at properties owned and managed by Marriott); *Johnson & Johnson* (February 7, 2003) (proposal regarding the sale and advertising of particular products); *Wal-Mart Stores, Inc.* (March 9, 2001) (proposal prohibiting the sale of handguns and their accompanying ammunition); and *Albertson's, Inc.* (March 18, 1999) (proposal prohibiting the sale and promotion of tobacco products). The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Release No. 34-40018* (May 21, 1998). As previously noted, Coach is engaged primarily in the business of designing fashion products for sale at the retail level. Nothing is more "fundamental to management's ability to run [Coach] on a day-to-day basis" than the choice of product designs and materials that appeal to the tastes of its millions of consumers. *Id.* The ability to meet customer expectations plays a critical role in Coach's success in the United States and abroad, and this Proposal directly interferes with this ability.

The Company is aware of the Commission's position concerning the inclusion of shareholder proposals that have ethical or social significance, and its past rulings concerning the inclusion of stockholder proposals that pertain to public policy against "unnecessary cruelty to animals." *See Humane Society of Rochester v. Lyng*, 633 F. Supp. 480 (W.D.N.Y. 1986). Unlike those proposals, however, this Proposal does not directly relate to "cruelty to animals" in any way, but focuses on the business issue of whether Coach should continue its sale of products containing animal fur. This Proposal, unlike those just mentioned, does not seek to improve the treatment of animals. The Proponent seeks to use animal treatment as a pretext for ending the sale of fur products at Coach entirely.

In *Wal-Mart Stores, Inc.* (avail. March 31, 2010), the Staff indicated that a proposal otherwise involving a policy question may seek "to micromanage the company to such a degree" that exclusion would be appropriate. Management's ability to make decisions regarding material selection is fundamental to the branding and operations of the Company and is not appropriately delegated to, or micromanaged by, the Company's stockholders. Additionally, the proposal in *Wal-Mart* aimed to encourage a more humane alternative to what was the current practice among Wal-Mart's poultry suppliers. As detailed in subsection C, Coach's independent fur suppliers already utilize trade practices focused on treating animals with respect. The difference between *Wal-Mart* and this Proposal illustrates that the Proponent is not so much concerned with improving the treatment of animals as it is with encroaching on Coach management's ability to select materials for use in its products.

The Staff has historically looked to the law of the company's state of incorporation to determine who has power over a company's ordinary business operations. Coach is organized under the laws of the State of Maryland. A Maryland corporation has the general power to "transact its business, carry on its operations, and exercise the powers granted . . . in any state, territory, district, and possession of the United States and in any foreign country." MD CORP & ASSNS § 2-103. Maryland law states that "All powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation." MD CORP & ASSNS § 2-401. Generally then, ordinary business decisions are, as a matter of law, an area for the Company's board of directors and not its stockholders.

B. The Proposal may be excluded from the 2010 Proxy Materials because the use of fur in Company products accounts for less than 1 percent of total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business as contemplated by Rule 14a-8(i)(5).

Rule 14a-8(i)(5) permits the exclusion of a shareholder proposal that relates to operations which account for less than 5 percent of a company's (i) total assets at the end of its most recent fiscal year, (ii) net earnings for the most recent fiscal year, and (iii) gross sales for the most recent fiscal year, and that is not otherwise significantly related to the company's business. In the past fiscal year, gross sales of all Coach products containing fur accounted for far less than 1 percent of overall sales. An even smaller proportion of Coach's net earnings were attributable to products containing fur. The percentage of total assets held in fur is still smaller. As is evident from the information set forth above, the Company's operations relating to the sale of any and all products containing fur clearly and substantially fail to meet the 5 percent thresholds of Rule 14a-8(i)(5). The only question remaining is whether these operations are "otherwise significantly related to the company's business."

The Staff has recognized that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." *Release No. 34-19135* (October 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other portions of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* Coach sells many different types of products, including handbags, women's and men's small leathergoods, business cases, weekend and travel accessories, footwear, watches, outerwear, scarves, sunwear, fragrance, jewelry and related accessories. The sale of products that contain fur has a completely insignificant impact on these other products, and could not reasonably be expected to "subject the company to significant contingent liabilities."

Even if a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. See *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 at note 16 (D.D.C. 1985) (in which a proposal relating to the mistreatment of animals, namely the procedure used to feed geese for the production of pate de fois gras was "otherwise significantly related" and thus was not excludable). The Staff has in numerous instances recognized that, although a proposal may have had social or ethical implications, the relationship between the company's operations and those implications were so slight or were of such minimal impact that the proposal did not meet the requirements of Rule 14a-8(i)(5). See, e.g., *Hewlett-Packard Co. (Reik)* (January 7, 2003) (in which the Staff allowed the exclusion of a proposal which sought to require the relocation or closure of Hewlett-Packard's offices in Israel due to Israel's alleged violation of numerous United Nations Resolutions and human rights violations); and *American Stores Co.* (March 25, 1994) (sale of tobacco products by one of nation's major food and drug retailers was "not otherwise significantly related to" its business).

With respect to the treatment of animals, the Commission has been unwilling to exclude proposals pursuant to Rule 14a-8(i)(5) that have generally addressed (i) the testing of animals by pharmaceutical companies, cosmetic companies, *see Avon Products, Inc.* (March 30, 1988), and consumer product companies, *see Proctor & Gamble Co.* (July 27, 1988), and (ii) issues such as the "factory farming" of animals by food processors, *see PepsiCo., Inc.* (March 9, 1990). Unlike those proposals, this Proposal does not address the policy issue of improving the treatment of animals. The Proponent desires to end the use of fur in Coach's products, a business decision that is being disguised as a policy concern.

Coach believes that the actions requested by the Proponent are not otherwise significantly related to the Company's business. Based on a careful analysis of the impact that the sale of products containing fur has on its operations, the Company has concluded that these sales do not affect its other operations and are not otherwise material or otherwise significant to the Company. Consequently, the Company has concluded that it may exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(5).

C. The Proposal may be excluded from the 2010 Proxy Materials because it contains materially false or misleading statements as contemplated by Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a proposal may be omitted from a registrant's proxy statement if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." It is important to note that unlike the other bases for exclusion under Rule 14a-8, Rule 14a-8(i)(3) explicitly refers to the supporting statement as a basis for exclusion. The Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) in Staff Legal Bulletin No. 14B (Sept. 14, 2004) (the "2004 Bulletin"). In relevant part, the 2004 Bulletin states that proposals may be excluded as misleading in certain situations not expressly mentioned in the Rule, including where the resolution contained within the proposal is so inherently vague or indefinite "that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires," and also where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."

1. The Proposal should be excluded for being false and misleading, as Coach acquires its limited amount of furs from reputable third-party suppliers that are held to high standards not contemplated by the Proponent

Coach is a fashion designer and retailer. Less than 1 percent of Coach's offerings incorporate fur products of any kind. Coach does not participate in the farming, trapping or manufacturing of furs. Coach acquires its furs from an independent company that sources from farms in the United States, Norway, Finland and Denmark. These farms hold themselves to the high legal standards for the ethical treatment of animals required in these countries. The Scandinavian farmers are bound by some of the strictest regulations in the world. These farmers follow farm certification criteria set by the Finnish Fur Breeders' Association, requiring close and careful monitoring of animal health and welfare, housing conditions, feeding, breeding, and hygiene.

The Proponent's resolution is misleading, as the Proposal does not consider the possibility that fur farms are not all inherently inhumane operations. The resolution states "given the cruel and inhumane treatment of animals killed for their fur, the Board is strongly encouraged to enact a policy that will ensure that no fur products are acquired or sold by Coach, Inc." The fur producers described in the supporting statement and accompanying video link operate in China, a country that does not regulate its fur producers and from which Coach does not procure fur. The Proposal is false and misleading because it mischaracterizes all fur production as inherently cruel and inhumane, hiding from stockholders the trade practices of farmers in developed countries who operate under strict laws and regulations designed to protect animal welfare. To suggest, as the Proponent does, that all animals used in the production of fur undergo treatment described in the supporting statement is disingenuous and misleading under Rule 14a-8(i)(3).

The Statement of Support (the "Statement") is both misleading under Rule 14a-8(i)(3) and irrelevant under the 2004 Bulletin. The description of the treatment of animals at fur farms in the second paragraph of the Statement details the "cruel and inhumane treatment" contained in the resolution. There is no mention at all of the standards regulating fur production in the United States and Scandinavian countries. This strategic omission will mislead stockholders who do not have the knowledge that Coach Management does of the manner in which the fur is procured. Stockholders reading this misleading Statement are led to simply assume that the fur Coach procures is the result of the systematic, illegal abuse and mistreatment of animals, when in fact Coach buys furs from farmers in legal compliance with all relevant laws and regulations.

2. **The Proposal should be excluded for being irrelevant, as the Statement justifies a feasibility study for ending the use of fur in Company products while the resolution itself seeks to end the use of fur immediately.**

Parts of the Statement are irrelevant under the 2004 Bulletin. One of the paragraphs reads "Despite the broad industry movement away from using animal fur . . . Coach has refused to go fur-free. This is a matter of significant social importance, *and understanding the feasibility* of Coach . . . becoming fur-free would benefit shareholders." (emphasis added). The Statement seems to be requesting a feasibility study of Coach ceasing its usage of fur. The resolution, however, does not request a feasibility study of possible future action; rather it attempts to force a policy upon the Coach Board to end the acquisition and sale of fur products. This paragraph is vague and indefinite under the definition espoused in the 2004 Bulletin. Stockholders will likely think they are voting for a feasibility study, especially since that was the subject of the proposal the Proponent submitted in 2009 that was voted down by an overwhelming majority (93%) of Coach's stockholders. It is likely that the stockholders voting on the Proposal would interpret its mandate in a differing way from the Company, a result the Staff has routinely sought to avoid in no-action cases by allowing for the exclusion of such proposals. *See, e.g., SunTrust Banks, Inc.* (January 6, 2010); and *Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion of a proposal because terms used in the proposal would be subject to differing interpretations).

3. **Parts of the Statement should be excluded from the Proxy Materials for being unrelated to the subject matter of the Proposal.**

If the Staff is not convinced that the false and misleading nature of the Proposal requires its total exclusion from the Proxy Materials, then the paragraphs describing fur farming and a feasibility study, respectively, should be excluded from the Statement for having no bearing on the resolution in question. These parts of the Statement are "irrelevant to a consideration of the subject matter of the proposal" under the 2004 Bulletin, and will likely confuse reasonable stockholders with regards to what matter the Proposal vote is being cast.

The 2004 Bulletin allows for the exclusion of parts of a supporting statement that are false or misleading. Both the paragraph seeking to justify an unrequested feasibility study and the paragraph describing abusive fur farming not practiced by Coach's suppliers are not relevant to a consideration of the Proposal. Those paragraphs relate neither to the Resolution nor to Coach's business practices and should therefore be stricken from the Statement.

IV. Conclusion

Based on the foregoing, we hereby respectfully request the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2010 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be pleased to provide you with any additional information and answer any questions you may have regarding this subject. Please do not hesitate to call me at (212) 615-2002, if we can be of any further assistance in this matter.

Sincerely,



Daniel J. Ross


PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-[illegible] (FAX)
PETA.org
info@peta.org

May 13, 2010

Mr. Todd Kahn
Secretary
Coach, Inc.
516 West 34th Street
New York, New York 10001

Dear Secretary:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2010 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley Smith Barney, confirming ownership of 188 shares of Coach, Inc. common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2010 shareholders meeting.

Please contact the undersigned if you need any further information. If Coach, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 323-644-7382 ext. 24 or via e-mail at StephanieC@peta.org.

Sincerely,

Stephanie Corrigan

Stephanie Corrigan, Manager
PETA Corporate Affairs

Enclosures: 2010 Shareholder Resolution
Morgan Stanley Smith Barney letter



PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

2010 Coach Shareholder Resolution

RESOLVED, that given the cruel and inhumane treatment of animals killed for their fur, the Board is strongly encouraged to enact a policy that will ensure that no fur products are acquired or sold by Coach, Inc.

Statement of Support

Fur is produced in one of two ways—either by farming animals or trapping them. In the wild, steel-jaw traps clamp down on animals' legs, often breaking their bones. Some animals, particularly mothers who are desperate to return to their young, will even chew off their own limbs in order to free themselves. Some die from blood loss, infection, or starvation; others freeze to death. Animals often suffer for days before trappers arrive to crush their chests or beat or stomp them to death. Beavers and other animals caught in underwater traps suffocate and drown.

Undercover investigations of fur farms have revealed that animals are confined to cramped, outdoor cages and that many animals mutilate themselves or hurl their bodies against the sides of their cages as a result of anxiety-induced psychosis. Workers often bludgeon animals with metal rods or slam them against the ground. One investigation documented that some animals were still alive—breathing and blinking—for as long as 10 minutes after their skin had been ripped off. The investigator documented that one skinned raccoon dog who was lying on a heap of carcasses had enough strength left to lift his skinless head and stare into the camera.

More information is available by watching PETA's exposé of the fur industry—narrated by Tim Gunn, chief creative officer for Liz Claiborne and star of *Project Runway*—at PETA.org.

With the wide variety of high-tech synthetics available for creating luxurious faux furs, today's fashion designers and retailers can be innovative, distinctive, and highly competitive without using fur. Dozens of companies and designers have gone fur-free, such as **Polo Ralph Lauren**; **Stella McCartney**; **Vivienne Westwood**; **Comme des Garçons**; **Calvin Klein**; **Betsey Johnson**; **Gap, Inc.**; **Nike, Inc.** (including **Cole Haan**); and **Liz Claiborne, Inc.** (including **Juicy Couture** and Coach competitor **Kate Spade**).

Despite the broad industry movement away from using animal fur, the technological advances in producing luxurious synthetics, and the cruelty inherent in fur production, Coach has refused to go fur-free. This is a matter of significant social importance, and understanding the feasibility of Coach joining many other retailers in becoming fur-free would benefit shareholders.

Accordingly, shareholders are encouraged to vote in favor of this socially and ethically responsible resolution.

May 13, 2010

Mr. Todd Kahn
Secretary
Coach, Inc.
516 West 34th Street
New York, New York 10001

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Material

Dear Secretary:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 188 shares of Coach, Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Coach, Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6484.

Sincerely,



Timothy E. Keena
First Vice President
Financial Advisor
Morgan Stanley Smith Barney



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

July 8, 2010

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, DC 20549

Via electronic mail: *shareholderproposals@sec.gov*

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for inclusion in the 2010 Proxy Statement of Coach, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated July 6, 2010, submitted to the SEC by Coach, Inc. ("Coach" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on Rules 14a-8(i)(7), 14a-8(i)(5), and 14a-8(i)(3).

PETA filed substantially the same resolution with Coach last year for inclusion in the 2009 proxy materials.[1] Likewise, the Company filed a no action letter last year based on exactly the same bases which it asserts this year, namely the ordinary business exclusion, the five percent rule, and false and misleading statements.

The Staff refused to concur with any of Coach's positions and by letter dated August 7, 2009 issued a non-concurrence, which is attached to this letter as Exhibit A.

Inasmuch as the Company raises the same objections with which the Staff failed to concur in 2009, PETA will rely entirely on the Staff's consistent application of Rule 14a-8.

Very truly yours,



Susan L. Hall

[1] The shareholder resolution which appeared in the 2009 proxy materials requested a report on the feasibility of the Company's ending its use of animal fur in its products. The resolution garnered over 9.56% of the vote (19,473,656 votes for and 184,121,584 against as reflected in the Company's form 10-Q filed December 26, 2009). The resolution under review encourages the board to enact a policy that will ensure that no fur products are acquired or sold by Coach, Inc.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Counsel

SLH/pc

cc: Daniel J. Ross (via email: DRoss@coach.com)
Michael Weinstein (via email: MWeinstein@coach.com)

Exhibit A

August 7, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Coach, Inc.
Incoming letter dated June 11, 2009

The proposal requests that the board produce a report on the feasibility of ending the use of animal fur in company products.

We are unable to concur in your view that Coach may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Coach may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Coach may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that Coach may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that Coach may exclude the proposal under rule 14a-(i)(7). Accordingly, we do not believe that Coach may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Raymond Be
Special Counsel



CC:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


RECEIVED
AUG 21 2009

August [illegible], 2009

Eric R. Smith
Venable LLP
750 E. Pratt Street
Suite 900
Baltimore, MD 21202

Re: Coach, Inc.
Incoming letter dated June 11, 2009

Dear Mr. Smith:

This is in response to your letter dated June 11, 2009 concerning the shareholder proposal submitted to Coach by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated June 23, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Susan L. Hall
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

COACH

July 12, 2010

Office of the Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Opposition of People for the Ethical Treatment of Animals ("PETA") to the exclusion of its Shareholder Proposal (the "Proposal") from the 2010 Proxy Statement of Coach, Inc. ("Coach")

Ladies and Gentlemen,

This letter is filed in response to a letter dated July 8, 2010, submitted to the SEC by PETA. In that letter, PETA asks the Commission to disregard Coach's bases for exclusion of the Proposal on the grounds that the Proposal is "substantially the same resolution" filed by PETA in 2009. By this claim, PETA has intentionally failed to recognize the significant differences in the Proposal and Coach's arguments between 2009 and 2010.

PETA's 2009 proposal asked Coach's Board merely to conduct a ***feasibility study*** regarding ending the use of fur in our products. The 2010 resolution differs substantially, in that it asks the Board to immediately end the acquisition and sale of fur products at Coach. PETA's own objections to exclusion from 2009 draw a distinction between dictating a company's ordinary business, like the sale of particular products, and asking for a feasibility study.

In addition, PETA entirely ignores the arguments put forth by Coach regarding the false and misleading nature of the 2010 shareholder proposal. As described in Coach's no-action letter, PETA has included a substantial amount of materially false and misleading statements, both in its resolution and supporting statement, which justify total exclusion of the proposal from the 2010 Proxy Statement, or at least exclusion of such statements.

Most importantly, PETA falsely posits that the subject matter of the 2010 resolution is merely the policy concern of promoting the humane treatment of animals. If that were the case, PETA could have put forward a more limited proposal requesting that Coach use only fur produced through humane practices, or only fur obtained from animals that had died of natural causes. Instead, the Proposal goes way beyond its stated goal of eliminating cruel practices and attempts to interfere with Coach's ordinary business operations by demanding that Coach stop the use of absolutely all fur, no matter how it is produced.


COACH
516 WEST 34TH STREET NEW YORK NY 10001 TELEPHONE 212 594 1850 FAX 212 594 1682 WWW.COACH.COM

Coach again respectfully requests that the SEC advise Coach that it will not take enforcement action if the company decides to omit PETA's shareholder proposal from the 2010 Proxy Statement. Should you have any further questions or concerns, please feel free to contact me at DRoss@Coach.com or (212) 615-2002.

Sincerely,

Daniel J. Ross /ada

Daniel J. Ross
Associate General Counsel